   As filed with the Securities and Exchange Commission on January 28, 2000
                                                     Registration No. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                                ---------------

                           NETWORK PERIPHERALS INC.
            (Exact name of registrant as specified in its charter)

                                ---------------

               Delaware                              77-0216135
   (State or other jurisdiction of                (I.R.S. Employer
    incorporation or organization)               Identification No.)

                              2859 Bayview Drive
                           Fremont, California 94538
                                (510) 897-5000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            WILLIAM F. ROSENBERGER
                     President and Chief Executive Officer
                           NETWORK PERIPHERALS INC.
                              2859 Bayview Drive
                           Fremont, California 94538
                                (510) 897-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:

        SCOTT M. STANTON, ESQ.                  STANTON D. WONG, ESQ.
        CHRISTIAN WAAGE, ESQ.                  KAREN A. DEMPSEY, ESQ.
         JAMES CARTONI, ESQ.                   WILLIAM A. HINES, ESQ.
   Gray Cary Ware & Freidenrich LLP         Pillsbury Madison & Sutro LLP
   4365 Executive Drive, Suite 1600                 P.O. Box 7880
   San Diego, California 92121-2189        San Francisco, California 94120
            (858) 677-1400                         (415) 983-1000

                                ---------------
  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
 Title of Each Class of Securities                     Proposed Maximum  Proposed Maximum
                to                     Amount to be     Offering Price       Aggregate         Amount of
           be Registered               Registered(1)     Per Share(2)    Offering Price(2) Registration Fee
-----------------------------------------------------------------------------------------------------------
 Common Stock, $0.001 par value..    2,875,000 shares      $47.3125        $136,023,438         $35,911
-----------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) Includes 375,000 shares issuable upon the exercise of an option granted to the underwriters to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, and based on the average of the high and low sales prices of the common stock, as reported on the Nasdaq National Market, on January 26, 2000.

                                ---------------

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such
Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information contained in this prospectus is not complete and may be       +
+changed. These securities may not be sold until the registration statement    +
+filed with the Securities and Exchange Commission is effective. This          +
+prospectus is not an offer to sell these securities, and it is not soliciting + +an offer to buy these securities in any state where the offer or sale is not +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 Subject to Completion, dated January 28, 2000

PROSPECTUS

                                2,500,000 Shares


                                     [LOGO]


                            Network Peripherals Inc.

                                  Common Stock

--------------------------------------------------------------------------------

  We are offering 2,500,000 shares of common stock. Our common stock is quoted on the Nasdaq National Market under the symbol "NPIX." On January 27, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $49.00 per share.

    Investing in our shares involves risks. "Risk Factors" begin on page 4.


                                                           Per Share   Total
                                                           --------- ----------
Public Offering Price.....................................  $        $
Underwriting Discount ....................................
Proceeds to Network Peripherals ..........................

  We have granted the underwriters a 30 day option to purchase up to 375,000 additional shares of common stock to cover over-allotments, if any.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

  Lehman Brothers expects to deliver the shares on or about         , 2000.

--------------------------------------------------------------------------------


Lehman Brothers

                Bear, Stearns & Co. Inc.

                          Prudential Volpe Technology
                                 a unit of Prudential Securities


      , 2000.

                               TABLE OF CONTENTS

                               Page
                               ----
Prospectus Summary...........    1
Risk Factors.................    4
Use of Proceeds..............   13
Dividend Policy..............   13
Price Range of Common Stock..   14
Capitalization...............   15
Business.....................   16
Management...................   25
Principal Stockholders.......   27

                                Page
                                ----
Underwriting...................  28
Legal Matters..................  30
Experts........................  30
Where You Can Find Additional
 Information About Network
 Peripherals...................  30
Documents Incorporated By
 Reference.....................  31

                               ----------------

                             ABOUT THIS PROSPECTUS

  You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy our common stock in any jurisdiction where it is unlawful. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. This preliminary prospectus is subject to completion prior to this offering.

  Some of the statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Business" and elsewhere in this prospectus are "forward-looking statements." These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this prospectus that are not historical facts. When used in this prospectus, the words "anticipates," "believes," "continue," "could," "estimates," "expects," "intends," "may," "plans," "seeks," "should" or "will" or the negative of these terms or similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including our plans, objectives, expectations and intentions and other factors discussed under "Risk Factors."

  All trademarks and trade names appearing in this prospectus are the property of their holders.

                               PROSPECTUS SUMMARY

  You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering appearing elsewhere in this prospectus and in our consolidated financial statements and related notes and other documents incorporated herein by reference.

                                  Our Company

  We design and sell highly scalable, cost-effective Gigabit Ethernet switching solutions designed for local area networks, or LANs. All of our switches are based on our highly flexible NuWaveArchitecture, which combines our advanced design and our proprietary application specific integrated circuits, or ASICs. This architecture is designed to enable us to deliver standards-based switches that can work seamlessly with a wide variety of existing LAN infrastructures and technologies. We believe our NuWaveArchitecture offers the industry's only wire-speed, non-blocking performance capability on all ports in a stackable configuration and facilitates the creation of multiple configurations of Fast Ethernet and Gigabit Ethernet switches. We are focusing our sales and marketing resources on original equipment manufacturers, or OEMs. Our NuWaveArchitecture allows OEMs to quickly create or expand their product lines for the rapidly growing and changing enterprise market at lower costs and with greater functionality than possible with other currently available switch architectures.

  As the Internet and complex applications such as enterprise resource planning, data warehousing and data backup have become pervasive, the volume of data traffic over LANs has increased dramatically and created bottlenecks on LANs that degrade network performance. Enterprises have historically implemented Layer 2 switches and software-based Layer 3 routers to manage increased traffic and to provide the intelligence necessary to process increasingly complex multi-protocol traffic. However, increasing bandwidth requirements and transmission speeds combined with multiple traffic types such as voice, data and video have strained the performance capabilities of software-based Layer 3 routers. In response to these developments, LAN managers have begun to implement hardware-based Layer 3 switches in their networks to replace both Layer 2 switches and software-based Layer 3 multi-protocol routers. The Dell'Oro Group, an independent research firm, estimates the market for Layer 3 switches totaled $1.7 billion in 1999 and that it will grow to $4.7 billion in 2003.

  Despite the performance improvements of Layer 3 switches versus Layer 3 routers, many of today's Layer 3 switching solutions still have limitations, such as traffic blocking when additional switches are stacked to increase capacity. We address this issue and others through our proprietary NuWaveArchitecture, which allows us to deliver the following benefits to our customers and end-users:

  . High performance at low cost. We believe our advanced architecture and modular design enables us to deliver products with exceptional price/performance advantages regardless of scale or configuration.

  . Scalability. We believe we offer the only wire speed, non-blocking Layer
    3 stacked switching solution, thereby enabling enterprises to expand their LANs without creating bottlenecks or impacting network performance. We designed our products to enable true stacking, where additional modular units can connect to existing units via internal high bandwidth channels that do not block traffic or reduce switch resources.

  . Flexibility. Our proprietary technology enables us to rapidly create new product configurations without redesigning our proprietary ASICs that form the core of the switches. As a result, we believe our OEM customers will be able to bring new products to market more quickly than would be possible using competitive product offerings or internally developed technology. In addition, our architecture enables us to add software-based Layer 4-7 capabilities.

  . Manageability. Our products' true stacking capabilities simplify network management because management software views the stacked modules as a single unit. We believe our products reduce the complexity of network management, thereby lowering overall cost of ownership.

  Our objective is to be a leading OEM supplier of Layer 3-7 Gigabit Ethernet switching solutions. The key elements of our strategy include:

  . Focus on OEM customers;

  . Leverage our Gigabit Ethernet Layer 3 technology leadership;

  . Expand our product offering and functional capability;

  . Leverage our ASIC core competencies to reduce product cost; and

  . Provide high quality customer service and support.

  Our principal executive offices are located at 2859 Bayview Drive, Fremont, California. Our telephone number is (510) 897-5000. We were incorporated in California in March 1989 and reincorporated in Delaware in June 1994. Our Web site address is www.npix.com. Information contained on our Web site does not constitute part of this prospectus.

  As used in this prospectus, the terms "we," "us," "our" and NPI mean Network Peripherals Inc. and its subsidiaries (unless the context indicates another meaning), and the term "common stock" means our common stock, par value $0.001 per share.

                                  The Offering

Common stock offered by us........ 2,500,000 shares

Common stock to be outstanding
 after this offering.............. 15,249,414 shares

Use of proceeds................... For general corporate purposes, principally working capital. See "Use of Proceeds."

Nasdaq National Market symbol..... NPIX

  The number of shares of common stock outstanding after this offering is based on shares outstanding as of December 31, 1999, and excludes 2,800,358 shares of common stock issuable upon exercise of outstanding options with a weighted average exercise price of $7.13 per share, and 734,059 shares reserved for future grant under our option plans.

                      Summary Consolidated Financial Data

  The following table summarizes our consolidated financial data. The as adjusted column of the consolidated balance sheet data reflects the sale by us of 2,500,000 shares in this offering at an assumed public offering price of $49.00 per share after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

                                          Years Ended December 31,
                                 ---------------------------------------------
                                  1995     1996      1997     1998      1999
                                 ------- --------  --------  -------  --------
                                   (in thousands, except per share data)
Consolidated Statement of
 Operations Data:
Net sales......................  $47,144 $ 53,080  $ 34,798  $28,585  $ 10,231
Gross profit...................   22,454   24,490     9,457   11,335       821
Income (loss) from operations..    8,098  (13,039)  (27,648)  (9,394)  (15,867)
Net income (loss)..............    6,717  (11,902)  (22,442)  (7,889)  (14,959)

Net income (loss) per share:
  Basic........................     0.60    (1.01)    (1.85)   (0.64)    (1.19)
  Diluted......................     0.57    (1.01)    (1.85)   (0.64)    (1.19)

Shares used in per share
 computations:
  Basic........................   11,147   11,760    12,154   12,281    12,584
  Diluted......................   11,736   11,760    12,154   12,281    12,584

                                                             As of December 31,
                                                                    1999
                                                            --------------------
                                                            Actual  As Adjusted
                                                            ------- ------------
                                                                     (unaudited)
                                                               (in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments.......... $ 9,715   $125,384
Working capital............................................  12,565    128,234
Total assets...............................................  20,852    136,521
Long term debt.............................................      --         --
Total stockholders' equity.................................  17,909    133,578

                                  RISK FACTORS

  You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or operating results could suffer. In this case, the trading price of our common stock could decline, and you may lose all or part of your investment. The risks described below are not the only risks facing us. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may also harm our business.

We have a history of losses, expect future losses and cannot assure you that we will achieve profitability.

  We have experienced net losses in each of the last four fiscal years, and we cannot be certain that we will realize sufficient revenue to achieve profitability. We expect that we will continue to incur significant sales and marketing and product development costs associated with the recent introduction of the Gigabit Ethernet products based on our NuWaveArchitecture. Consequently, we will need to generate significantly higher revenue to achieve and sustain profitability. If sales of our NuWaveArchitecture products do not meet our expectations, we will continue to experience losses indefinitely. In addition, we have discontinued production of the Layer 2 Fast Ethernet and fiber distributed data interface products that accounted for our historical revenues. We intend to complete end-of-life sales of these products in the first half of 2000. We cannot assure you that we will be able to sell all inventory relating to these products. If we are required to write-off any unsold inventory, our operating results could be adversely affected.

Substantially all of our future revenue depends on the commercial success of products based on our NuWaveArchitecture, and if these products are not introduced in time or do not achieve market acceptance our business will be seriously harmed.

  Substantially all of our future revenue depends on the commercial success of Gigabit Ethernet products based on our NuWaveArchitecture. We recently introduced the first product based on our NuWaveArchitecture, and we intend to introduce several new products based on this technology in the near future. If we experience delays in introducing new products, if these products fail to meet the needs of our target customers, or if they do not compare favorably in price and performance to competing solutions, our revenue will not grow. We cannot assure you that these products will achieve market acceptance. We have made only limited sales of these products, and it is possible they may not satisfy our customers' requirements. Failure of products based on our NuWaveArchitecture to satisfy our customers' requirements could delay or prevent their adoption. If our target customers do not widely adopt, purchase and successfully deploy our new products, our revenue will not grow significantly, or possibly at all, and our business, financial condition and results of operations will be seriously harmed.

A number of factors could cause our quarterly and annual financial results to be worse than expected, which could result in a decline in our stock price.

  To support anticipated sales of our NuWaveArchitecture products, we plan to increase our operating expense to expand our sales and marketing activities, broaden our customer support capabilities, develop new distribution channels and fund increased levels of research and development. We base our operating expenses on anticipated revenue trends, and a high percentage of our expenses are fixed in the short term. Consequently, any delay or failure in generating revenue could cause our quarterly and annual operating results to be below the expectations of public market analysts or investors, which could cause the price of our common stock to decline.

  We may fail or experience a delay in generating revenue for a number of reasons. Our customer agreements typically provide that the customer may delay scheduled delivery dates and cancel orders within specified time frames without significant penalty. Accordingly, we may incur significant expenses without meeting corresponding anticipated revenue levels for a given period. In addition, the timing of product releases, purchase orders and product availability could result in significant product shipments scheduled for the end of a quarter. Failure to ship these products by the end of a quarter may adversely affect our operating results.

  Our periodic revenue and operating results have varied significantly in the past and may vary significantly in the future due to a number of factors, including:

  .  market acceptance of and demand for our NuWaveArchitecture products;
  .  decreased average selling prices of our products;
  . unexpected product returns or the cancellation or rescheduling of significant orders;
  . our ability to develop, introduce, ship and support new products and product enhancements and manage product transitions;
  .  announcements and new product introductions by our competitors;
  .  our ability to achieve cost reductions;
  . our ability to obtain sufficient supplies of components for our products for which we rely on sole or limited source suppliers;
  .  increased prices of the components we purchase;
  . our ability to attain and maintain production volumes and quality levels for our products;
  . the mix of products sold and the mix of distribution channels through which they are sold; and
  . costs relating to possible acquisitions and integration of technologies or businesses.

  Due to the foregoing factors, we believe that period-to-period comparisons of our operating results should not be relied upon as an indicator of our future performance.

Intense competition in the market for LAN equipment could prevent us from increasing revenue or achieving or sustaining profitability.

  The market for local area network, or LAN, equipment is intensely competitive. Our principal competitors include Alcatel, Bay Networks, Cabletron Systems, Cisco Systems, Ericsson, Extreme Networks, Foundry Networks, Lucent Technologies, Nortel Networks, Siemens, and 3Com. Many of our current and potential competitors have substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition and larger installed customer bases, than we do. These competitors have developed or could in the future develop new technologies that compete with our products or even render our products obsolete. We believe that this market will consolidate over time and that this consolidation could adversely affect our ability to compete effectively. A number of companies developing technologies similar to ours have been acquired by our larger competitors. These acquisitions are likely to permit our competitors to devote significantly greater resources to the development and marketing of new competitive products and the marketing of existing products to their installed bases. We expect that competition will increase as a result of these and other industry consolidations and alliances.

  To remain competitive, we believe we must, among other things, invest significant resources in developing new products with superior performance at competitive prices, enhance our NuWaveArchitecture products and maintain customer satisfaction. If we fail to do so, our products may not compete favorably, and our revenue and future profitability could suffer.

The average selling prices of our products may decrease rapidly, which may reduce gross margins or revenue if we are unable to reduce our cost of goods sold.

  The enterprise LAN equipment industry has experienced rapid erosion of average selling prices due to a number of factors, including competitive pricing pressures and rapid technological change. We may experience substantial period-to-period fluctuations in future operating results due to the erosion of our average selling prices. We anticipate that the average selling prices of our products will decrease in the future in response to competitive pricing pressures, increased sales discounts, new product introductions by us or our competitors or other factors. Therefore, to maintain our gross margins, we must develop and introduce on a timely basis new products and product enhancements and continually reduce our product costs, particularly the cost of ASICs.

To reduce the cost of ASICs we intend to integrate chips and reduce die sizes. However, we cannot be certain when or if price reductions will occur. Our failure to achieve cost reductions would cause our revenue and gross margins to decline, which would harm our operating results.

We must develop and expand our OEM relationships and other indirect distribution channels to increase revenue and improve our operating results.

  Our distribution strategy focuses primarily on developing and expanding indirect distribution channels through original equipment manufacturers, or OEMs, and, to a lesser extent, resellers, as well as expanding our field sales organization. If we fail to develop and cultivate relationships with significant OEMs, or if these OEMs are not successful in their marketing and sales efforts, sales of our products may fail to increase and may even decrease. Our ability to generate increased revenue depends significantly upon the ability and willingness of our OEM customers to develop and promote products that incorporate our technology on a timely basis. If our OEM customers do not successfully develop and market the solutions that incorporate our products, then sales of our products to our OEM customers will be adversely affected. The ability and willingness of OEM customers to develop and promote our products is based upon a number of factors beyond our control. In addition, some of our current and potential OEM customers could develop products internally that would replace our products. The resulting lost sales of our products to any such OEMs, in addition to the increased competition presented by these OEMs, could harm our business, financial condition and operating results.

  Although we have secured a limited number of OEM customers for our NuWaveArchitecture products, nearly all of these customers are still at the early stages of initial commercial shipments. If our OEM customers are unable to or otherwise do not ship systems that are based on our products, or if their shipped systems are not commercially successful, our business, operating results or financial condition could suffer.

  In order to support our indirect distribution channels, we plan to expand our field sales and support staff. We cannot assure you that this internal expansion will be successfully completed, that the cost of this expansion will not exceed the revenue generated or that our expanded sales and support staff will be able to compete successfully against the significantly more extensive and well-funded sales and marketing operations of many of our current or potential competitors. Our inability to effectively establish our distribution channels or manage the expansion of our sales and support staff could limit our ability to grow and increase revenue.

Our market is subject to rapid technological change, and we must continually introduce new products that achieve broad market acceptance to compete effectively.

  The LAN equipment market is characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. If we do not address these changes by regularly introducing new products, our product line will become obsolete. Developments in routers and routing software could also significantly reduce demand for our products. Alternative technologies could achieve widespread market acceptance and displace the Ethernet technology on which our product lines and architecture are based. We cannot assure you that our technological approach will achieve broad market acceptance or that other technologies or devices will not supplant our approach.

  When we announce new products or product enhancements that have the potential to replace or shorten the life cycle of our existing products, customers may defer purchasing our existing products. These actions could harm our operating results by unexpectedly decreasing sales, increasing our inventory levels of older products and exposing us to greater risk of product obsolescence. The market for enterprise LAN switching products is evolving, and we believe our ability to compete successfully in this market is dependent upon the continued compatibility and interoperability of our products with products offered by other vendors. In particular, the networking industry has been characterized by the successive introduction of new technologies and standards that have dramatically reduced the price and increased the performance of LAN equipment. To remain competitive, we need to introduce products in a timely manner that incorporate or are compatible with these new technologies as they emerge. We may experience delays in product development in the future, and any delay in product introduction could adversely affect our ability to compete and cause our operating results to be below our expectations or the expectations of public market analysts or investors.

Because we expect to depend on a small number of OEM and distribution channel customers for a significant portion of our revenue in any period, the loss of any of these customers or any cancellation or delay of a large purchase by any of these customers could significantly reduce our revenue.

  Our sales strategy is to focus on selling our NuWaveArchitecture products to OEM customers, and we anticipate that, although our largest customers may vary from period-to-period, a small number of key OEM customers will account for a significant portion of our revenue in each fiscal period. We cannot assure you that we will be able to obtain OEM customers, and even if we are successful, this strategy will pose a number of significant risks. The loss of any key OEM customers, or a significant reduction in sales to those customers, could significantly reduce our revenues below anticipated levels. Because our expense levels are based on our expectations as to future revenue and to a large extent are fixed in the short term, a substantial reduction or delay in sales of our products to, or the loss of any significant OEM, reseller or other customer, or unexpected returns from resellers could harm our business, operating results and financial condition. While we expect that our financial performance in any given period will depend on orders from a small number of OEMs, resellers and other significant customers, we do not have contracts with customers binding them to minimum purchase quantities, except as set forth in particular purchase orders. For example:

  . our customers can stop purchasing, and our OEMs and resellers can stop marketing our products, at any time;
  . our reseller agreements generally are not exclusive and are for one year terms, with no obligation of the resellers to renew the agreements; and
  . our OEM and reseller agreements provide for discounts based on expected or actual volumes of products purchased or resold by the reseller in a given period.

  In the future we expect to establish a program which, under specified conditions, enables some distributors to return products to us. The amount of potential product returns will be estimated and provided for in the period of the sale, however, we cannot assure you that our estimates will be adequate to cover actual returns.

The sales cycle for our products is long, and we may incur substantial non-recoverable expenses or devote significant resources to sales that do not occur when anticipated.

  Our sales cycle, particularly to OEMs, typically involves a lengthy qualification process during which we generally invest significant resources to address customer specifications. Because of the length of the sales cycle, we may experience delays between increasing expenses for research and development and sales and marketing efforts and the generation of higher revenue, if any, from such expenditures. If sales forecasted from a specific customer for a particular quarter are not realized in that quarter, we may be unable to compensate for the shortfall, which could harm our operating results. The purchase of our products or of solutions that incorporate our products typically involves significant internal procedures associated with the evaluation, testing, implementation and acceptance of new technologies. This evaluation process frequently results in a lengthy sales cycle, typically ranging from three months to longer than a year, and subjects each sale to a number of significant risks, including budgetary constraints and internal acceptance reviews. The length of our sales cycle also may vary substantially from customer to customer.

We purchase several key components for our products from single or limited sources and could lose sales if these sources fail to meet our needs.

  We currently purchase several key components used in the manufacture of our products from single or limited sources and depend upon supply from these sources to meet our needs. We may encounter shortages and delays in obtaining components in the future that materially adversely affect our ability to meet customer orders. In particular, NEC Corporation is the sole manufacturer of the ASICs that form the core of our NuWaveArchitecture products. We do not have a long-term supply contract with NEC that obligates them to continue to supply components to us, and it is possible that they could allocate their resources to their other customers in the future, which could materially disrupt our ability to manufacture our products and meet customer demands. Qualifying an alternative manufacturer of our ASICs would be time consuming, costly and disruptive. In addition, we acquire certain microprocessors and other integrated circuits as well as a custom designed power supply from sole source suppliers. While we believe we could qualify alternative suppliers for these products, any delays caused by supply disruptions could result in increased component prices that could adversely affect our gross margins. We also use certain components, including memory components and printed circuit boards, that we acquire from limited sources that create risks similar to those created by our sole source supply arrangements.

  We use a rolling six-month forecast based on anticipated product orders to determine our material requirements. Lead times for materials and components we order vary significantly and depend on factors such as the specific supplier, contract terms and market demand for a component at a given time. If orders do not match forecasts, we may have excess or inadequate inventory of certain materials and components, which could materially adversely affect our operating results and financial condition. From time to time we have experienced shortages and allocations of certain components, resulting in delays in filling orders. In the future we may again experience these shortages, particularly with respect to the supply of semiconductors.

We may need to expand or relocate our manufacturing operations and may depend on contract manufacturers for a significant portion of our manufacturing requirements.

  We currently manufacture all of our products at our facility in Taiwan. If the demand for our products grows, we will need to increase our material purchases, internal manufacturing capacity and internal test and quality functions. Any disruptions in product flow could limit our revenue, adversely affect our competitive position and reputation and result in additional costs or cancellation of orders under agreements with our customers. The property on which our Taiwan facility is located is currently in receivership. If, as a result of this receivership, we are unable to maintain our lease of this property, we may need to relocate our facility. There is no guarantee that we will be able to find a suitable replacement facility on equal terms or of sufficient quality.

  We have augmented our manufacturing capacity by entering into an agreement with Solectron Corporation, a contract manufacturer, to manufacture a portion of our product requirements. As a result of entering into this agreement we may experience, among others, the following problems, any of which could materially adversely affect our business and operating results:

  .  delays in product shipments;
  . reduced control over quality and quantity of products; and . interruption in the supply of products caused by, among other factors, the loss of a contract manufacturer.

If we lose key personnel or are unable to hire additional qualified personnel as necessary, we may not be able to successfully manage our business or achieve our objectives.

  Our success depends to a significant degree upon the continued contributions of our key management, engineering, sales and marketing, finance and manufacturing personnel, many of whom would be difficult to replace. In particular, we believe that our future success is highly dependent on William Rosenberger, our President and Chief Executive Officer, and Robert Zecha, our Vice President, Research and Development. We do not have key person insurance covering any of our personnel.

  We believe our future success will also depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales and marketing, finance and manufacturing personnel. Competition for these personnel is intense and we have had difficulty hiring employees, particularly software engineers, in the timeframe we desire. There can be no assurance that we will be successful in attracting and retaining the personnel we require. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel in the future, or delays in hiring required personnel, particularly engineers and sales personnel, could make it difficult for us to manage our business and meet key objectives. In addition, companies in the networking industry whose employees accept positions with competitors frequently claim that competitors have engaged in unfair hiring practices. We could incur substantial costs in defending ourselves against any such claims, regardless of the merits of such claims.

If our products do not comply with evolving industry standards and complex government regulations, they may not achieve market acceptance, which may prevent us from increasing our revenues or achieving profitability.

  The market for LAN equipment is characterized by the need to support industry standards as they emerge, evolve and achieve acceptance. We will not be competitive unless we continually introduce new products and product enhancements that meet these emerging standards. We may not be able to effectively address the compatibility and interoperability issues that arise as a result of technological changes and evolving industry standards. In addition, in the United States, our products must comply with various regulations and standards defined by the Federal Communications Commission, or FCC, and Underwriters Laboratories. Internationally, products that we develop may be required to comply with standards established by telecommunications authorities in various countries as well as with recommendations of the International Telecommunication Union. If we do not comply with existing or evolving industry standards or if we fail to obtain timely domestic or foreign regulatory approvals or certificates, we may experience delays in product shipments or be unable to sell our products where these standards or regulations apply, which could prevent us from increasing our revenue or achieving profitability.

We need to expand our sales and support organizations to increase market acceptance of our products.

  Our products and services require a sophisticated sales effort targeted at several levels within a prospective customer's organization. We have recently expanded our sales force and plan to hire additional sales personnel. Unless we expand our sales force we will not be able to increase revenues. However, competition for qualified sales personnel is intense, and we might not be able to hire an adequate number of sales personnel.

  We currently have a small customer service and support organization and will need to increase our staff to support new customers and the expanding needs of existing customers. The design and installation of networking products can be complex. Accordingly, we need highly-trained customer service and support personnel. Hiring customer service and support personnel is very competitive in our industry due to the limited number of people available with the necessary technical skills and understanding of our products.

Our ability to increase our revenue depends on successfully expanding our international sales.

  Our ability to grow will depend in part on our ability to increase sales of our NuWaveArchitecture products to international customers, particularly in Asia. We anticipate that sales to international customers will constitute a significant portion of our future sales. There are a number of risks arising from our international business, including:

  .  longer accounts receivable collection cycles;
  .  difficulties in managing operations across disparate geographic areas;

  . difficulties associated with enforcing agreements under foreign legal systems;
  .  import or export licensing requirements;
  . potential adverse tax consequences; and . unexpected changes in regulatory requirements.

  Our international sales are denominated in U.S. dollars. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products less competitive in international markets.

We may engage in future acquisitions that dilute the ownership interests of our stockholders, cause us to incur debt and assume contingent liabilities.

  As part of our business strategy, we expect to review acquisition prospects that would complement our current product offerings, augment our market coverage, enhance our technical capabilities or otherwise offer growth opportunities. While we have no current agreements or negotiations underway with respect to any material acquisitions, we may acquire businesses, products or technologies in the future. In the event of any future acquisitions, we could:

  . issue equity securities which would dilute stockholders' percentage ownership;
  .  incur substantial debt; or
  .  assume contingent liabilities.

  Such actions by us could harm our operating results and cause the price of our common stock to decline. We cannot assure you that we will be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future, and our failure to do so could harm our business, operating results and financial condition.

To fund our future operations, we may need additional capital which may not be available when needed.

  We believe that our existing working capital together with proceeds from this offering and cash available from credit facilities and future operations will enable us to meet our working capital requirements for at least the next 12 months. However, if cash from future operations is insufficient, or if cash is used for acquisitions or other currently unanticipated uses, we may need additional capital. The development and marketing of new products and the expansion of distribution channels and associated support personnel is expected to require a significant commitment of resources. In addition, if the market for enterprise Layer 3 LAN switches were to develop more slowly than we anticipate, or if we fail to establish significant market share and achieve a meaningful level of revenue, we may continue to incur significant operating losses and utilize significant amounts of capital. As a result, we could be required to raise substantial additional capital. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in dilution to existing stockholders. If we raise additional funds through the issuance of debt securities, the securities would have rights, preferences and privileges senior to holders of common stock and the terms of such debt could impose restrictions on our operations. We cannot assure you that additional capital, if required, will be available on acceptable terms, or at all. If we are unable to obtain additional capital, we may be required to reduce the scope of our planned product development and marketing efforts, which would harm our business, financial condition and operating results.

Our management will have broad discretion over the use of the net proceeds. Failure to use the net proceeds in an effective and beneficial manner could impede our ability to expand our sales and marketing activities and make strategic investments.

  We have no current specific plans for the use of the net proceeds from this offering. We intend generally to use the net proceeds from this offering to fund anticipated increases in inventory and accounts receivable and planned expansion of our sales and marketing and research and development efforts. We have not yet determined the actual expected expenditures and thus cannot estimate the amounts to be used for each specified purpose. The actual amounts and timing of these expenditures will vary significantly depending on a number of factors, including, but not limited to, the amount of cash generated by our operations and the market response to the introduction of any new service offerings. Depending on future developments and circumstances, we may use some of the proceeds for uses other than those described above. Our management will therefore have significant flexibility in applying the net proceeds of this offering and may use them in a manner with which our stockholders disagree. Our success and growth depends on the beneficial use of the net proceeds.

If our products contain undetected software or hardware errors, we could incur significant unexpected expenses and lost sales.

  Complex LAN equipment frequently contains undetected software or hardware errors when first introduced or as new versions are released. We have experienced these errors in the past, and we expect that these errors will be found from time to time in new or enhanced products after commencement of commercial shipments. These problems may materially adversely affect our business by causing us to incur significant warranty and repair costs, diverting the attention of our engineering personnel from our product development efforts and causing significant customer relations problems.

Problems arising from the use of our products together with other vendors' products could disrupt our business and harm our financial condition.

  Our products must successfully interoperate with products from other vendors. As a result, when problems occur in a network, it may be difficult to identify the source of the problem. The occurrence of hardware and software errors, whether caused by our products or another vendor's products, could result in the delay or loss of market acceptance of our products and any necessary revisions may require us to incur significant expenses. The occurrence of any such problems would likely have a material adverse effect on our business, operating results and financial condition.

We may be subject to intellectual property infringement claims that are costly to defend and may adversely affect our business and ability to compete.

  Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. In particular, many leading network companies have extensive patent portfolios with respect to networking technology, while we do not own any patents nor do we have any patent applications pending that relate to our NuWaveArchitecture products. We may not have taken actions that adequately protect our intellectual property rights. From time to time, third parties, including leading companies, have asserted against others and may assert against us exclusive patent, copyright, trademark and other intellectual property rights to technologies and related standards that are important to us. Third parties may assert claims or initiate litigation against us or our manufacturers, suppliers or customers alleging infringement of their proprietary rights with respect to our existing or future products. Any of these claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel, or require us to develop non-infringing technology or enter into royalty or license agreements. These royalty or license agreements, if required, may not be available on acceptable terms, if at all. If there is a successful claim of infringement or if we fail to develop non-infringing technology or license the proprietary rights on a timely basis, our business could be harmed.

If we fail to protect our intellectual property, or if others use our proprietary technology without authorization, our competition position may suffer.

  Our success and ability to compete are substantially dependent upon our internally developed technology and know-how. We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As noted above, we have no patents relating to our NuWaveArchitecture. We also enter into confidentiality or license agreements with our employees, consultants and corporate partners, and control access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology.

We or our suppliers and customers may have been adversely affected by the transition to the Year 2000 in a manner that is not yet apparent.

  Although it is now past January 1, 2000, we have not experienced immediate adverse impact from the transition to the Year 2000. We cannot assure you that we or our suppliers and customers have not been affected in a manner that is not yet apparent. In addition, some computer programs that were date sensitive to the Year 2000 may not have been programmed to process the Year 2000 as a leap year, and any negative consequential effects remain unknown. As a result, we will continue to monitor our Year 2000 compliance and the Year 2000 compliance of our suppliers and customers.

Our stock price is extremely volatile, and you may not be able to resell your shares at or above the offering price.

  The trading price of our common stock has fluctuated significantly in recent periods, and it is likely that it will continue to be volatile. See "Price Range of Common Stock" for information regarding trading prices in recent periods. It is possible that the price of the common stock will decline below the offering price, and that you would lose all or part of your investment. Equity markets, particularly for technology companies, have recently experienced significant price and volume fluctuations that are unrelated to the operating performance of individual companies. These broad market fluctuations may cause the market price of our common stock to decline. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of their securities. Any such litigation, if instituted against us, could result in substantial costs and a diversion of management's attention and resources.

Changes to financial accounting standards may affect our reported results of operations.

  We prepare our financial statements to conform with generally accepted accounting principles, or GAAP. GAAP are subject to interpretation by the American Institute of Public Accountants, the SEC and various bodies formed to interpret and create appropriate accounting policies. A change in those policies can have a significant effect on our reported results and may even affect our reporting of transactions completed before a change is announced. Accounting policies affecting many other aspects of our business, including rules relating to purchase and pooling-of-interests accounting for business combinations and employee stock option grants have recently been revised or are under review. Changes to those rules or the questioning of current practices may have a material adverse effect on our reported financial results or on the way we conduct our business. In addition, our preparation of financial statements in accordance with GAAP requires that we make estimates and assumptions that affect the recorded amounts of assets and liabilities, disclosure of those assets and liabilities at the date of the financial statements and the recorded amounts of expenses during the reporting period. A change in the facts and circumstances surrounding those estimates could result in a change to our estimates and could impact our future operating results.

Provisions in our charter or agreements may delay or prevent a change of control.

  Provisions in our certificate of incorporation and bylaws may delay or prevent a change of control or changes in our management. These provisions include:

  .  the division of the board of directors into three separate classes;
  . the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors;
  . the ability of the board of directors to alter our bylaws without getting stockholder approval; and
  . the requirement that at least 10% of the outstanding shares are needed to call a special meeting of stockholders.

  Furthermore, we are subject to the provisions of section 203 of the Delaware General Corporation Law. These provisions prohibit large stockholders, in particular those owning 15% or more of the outstanding voting stock, from consummating a merger or combination with a corporation unless this stockholder receives board approval for the transaction or 66 2/3% of the shares of voting stock not owned by the stockholder approve the merger or combination.

                                USE OF PROCEEDS

  We estimate that the net proceeds from the sale of the 2,500,000 shares of common stock we are offering will be approximately $115.7 million. If the underwriters fully exercise the over-allotment option, the net proceeds will be approximately $134.0 million. Net proceeds are what we expect to receive after we pay the estimated underwriting discount and other estimated expenses for this offering. For the purpose of estimating net proceeds, we are assuming that the public offering price will be $49.00 per share.

  We expect to use the net proceeds for working capital and general corporate purposes, particularly to fund anticipated increases in inventory and accounts receivable and planned expansion of our sales and marketing and research and development efforts. We also may use a portion of the net proceeds to acquire or invest in businesses, technologies, products or services that are complementary to our business. We are not currently in discussions regarding any acquisitions or investments and have no agreements or commitments to complete any such transaction. Pending our uses of the proceeds, we intend to invest the net proceeds of this offering primarily in short-term, interest-bearing instruments.

                                DIVIDEND POLICY

  We have not declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. Our current policy is to retain all of our earnings to finance the growth and development of our business.

                          PRICE RANGE OF COMMON STOCK

  Our common stock has been quoted on the Nasdaq National Market under the symbol "NPIX" since our initial public offering in June 1994. The following table sets forth, for the periods indicated, the high and low closing sales prices per share of the common stock, as reported on the Nasdaq National Market.

                                                                   High   Low
                                                                  ------ ------
   1997:
   First Quarter................................................. $20.08 $ 8.63
   Second Quarter................................................  10.94   6.50
   Third Quarter.................................................   7.94   5.38
   Fourth Quarter................................................   7.25   4.94
   1998:
   First Quarter................................................. $ 8.69 $ 6.25
   Second Quarter................................................   6.94   3.75
   Third Quarter.................................................   4.88   3.00
   Fourth Quarter................................................   4.88   2.31
   1999:
   First Quarter................................................. $ 7.25 $ 3.69
   Second Quarter................................................  19.38   5.75
   Third Quarter.................................................  19.94  16.00
   Fourth Quarter................................................  47.75  18.88
   2000:
   First Quarter (through January 27, 2000)...................... $50.13 $41.88

  On January 27, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $49.00 per share. As of December 31, 1999, there were approximately 120 holders of record of our common stock. We estimate that as of December 31, 1999 there were more than 4,000 beneficial holders of our common stock.

                                 CAPITALIZATION

  The following table sets forth our capitalization as of December 31, 1999 on an actual basis and as adjusted to reflect the sale of the 2,500,000 shares of common stock that we are offering at an assumed public offering price of $49.00, after deducting the estimated underwriting discount and estimated offering expenses:

                                                     December 31, 1999
                                                -------------------------------
                                                   Actual        As Adjusted
                                                -------------  ----------------
                                                                 (unaudited)
                                                (in thousands, except share
                                                    and per share data)
Long-term debt.................................           --               --
Stockholders' Equity:
  Preferred stock: $0.001 par value; 2,000,000
   shares authorized; no shares issued and
   outstanding, actual and as adjusted.........           --               --
  Common stock: $0.001 par value; 20,000,000
   shares authorized; 12,749,414 shares issued
   and outstanding, actual; 15,249,414 shares
   issued and outstanding, as adjusted(1)...... $          13   $           15
  Additional paid-in capital...................        65,955          181,622
  Accumulated deficit..........................       (48,059)         (48,059)
                                                -------------   --------------
    Total stockholders' equity................. $      17,909   $      133,578
                                                -------------   --------------
      Total capitalization.....................        17,909          133,578
                                                =============   ==============

--------

(1) The share numbers above exclude 2,800,358 shares of common stock issuable upon exercise of outstanding options with a weighted average exercise price of $7.13 per share.

                                    BUSINESS

Industry Background

  In today's information-based economy, enterprises depend upon their local area networks, or LANs, to provide access to information and applications that are central to their success. As the Internet and complex applications such as enterprise resource planning, data warehousing and data backup have become pervasive, the volume of data traffic over LANs has increased dramatically, thus creating bottlenecks on LANs that degrade performance. In addition, emerging bandwidth intensive applications that combine voice, graphics and video are placing even greater demands on LANs. In response to these demands, enterprises are seeking LAN infrastructure solutions that increase available bandwidth and improve network performance.

Early LANs and Switches

  The first widely deployed enterprise LANs emerged in the 1980s and typically connected a limited number of computers located near each other to share files and printing capabilities. Network traffic on these LANs was fairly stable and predictable because it originated and resided entirely within the LAN, but LANs varied based on competing technologies, such as Ethernet, Token Ring and Appletalk. As network traffic grew and Ethernet became the dominant LAN standard, the basic LAN architecture proved to be inefficient because the communication activity of every user reduced the ability of other users to access resources on the LAN. To minimize this impact, LAN designers began segmenting the LAN into smaller, interconnected networks, or subnets. Communication between subnets was managed through devices known as hubs and bridges. To improve LAN performance and manageability as data traffic continued to increase, LAN designers decreased the size but increased the number of subnets. The increased number of subnets strained the ability of the connecting hubs and bridges to provide adequate performance. To manage the increasing amount of traffic destined for other subnets, many enterprises implemented Layer 2 switches that provide a direct link between the LAN backbone and each desktop, thereby eliminating the unnecessary flow of information to every desktop. Although these Layer 2 switches addressed increased traffic volume, they were unable to manage increased traffic complexity created by proliferating incompatible network protocols developed by IBM, DEC and others. To provide the intelligence necessary to process this multi-protocol traffic, enterprises began to deploy expensive, software-based Layer 3 routers to supplement the capabilities of the Layer 2 switches.

Increasing Demands on LAN Infrastructure

  Although software-based Layer 3 multi-protocol routers solved many of the problems with early LANs, the LAN infrastructure is evolving in the face of an even more demanding environment that highlights some of the limitations of these devices.

  . IP has achieved widespread adoption. In response to increasing user demands for interoperability between computers from different manufacturers, Internet Protocol, or IP, has largely replaced proprietary network protocols in the LAN to become the most widely adopted network protocol. As a result, the need for multi-protocol routing has diminished substantially.

  . Bandwidth requirements continue to increase rapidly. Recent increases in the number of users of the Internet have led to an increase in the size of enterprise LANs and a corresponding increase in the demand for bandwidth and additional network resources. In addition, data intensive applications such as e-mail, Internet access, e-commerce, corporate intranets and enterprise resource planning result in extremely high and uneven bandwidth demands. This trend is likely to continue as a result of the convergence of telephony, data and image information onto the LAN. The resulting intense and uneven bandwidth demands on multi-protocol routers create delays in processing data traffic, or blocking, that degrade overall LAN performance.

  . Transmission speeds have increased dramatically. Gigabit Ethernet transmissions now possible on LANs are 100 times faster than the transmission speed based on the original Ethernet standard. Ethernet has evolved from 10 million bits per second, or 10 Mbps, transmission rates to 100Mbps Fast Ethernet transmission rates to 1000Mbps Gigabit Ethernet transmission rates. Existing software-based multi-protocol routers have too much processing overhead to run effectively at Gigabit Ethernet speeds.

  . Multiple traffic types require network intelligence. The proliferation of different types of data traffic, from e-mail to voice to video, has created a need to distinguish among and prioritize different types of traffic. Enterprises also need to implement policy management features in their LANs that enable them to regulate the network response to traffic and address security issues in accordance with specific business procedures. The ability to control the delivery of traffic based upon its level of importance is referred to as quality of service, or QoS. Enterprises and Internet service providers also need the ability to distribute traffic across multiple servers and to increase network security that is most effectively achieved by implementing Layer 4-7 functionality. Because they are designed principally to work at Layer 3, software-based routers degrade overall network performance when required to perform Layer 4-7 functions, such as QoS, load balancing and network security.

Layer 3 Switching

  In response to these developments, LAN managers have begun to implement Layer 3 switches in their networks to replace both Layer 2 switches and Layer 3 software-based multi-protocol routers. In Layer 3 switches, the software functions that enabled multi-protocol routers to move traffic around the network are embedded in application specific integrated circuits, or ASICs, built into the switch. As a result, this new class of ASIC-based Layer 3 switch functions as a less expensive, hardware-based router that offers much faster performance than a software-based router. These Layer 3 switches can play a major role in the elimination of performance bottlenecks as enterprises increasingly use routers to interconnect LANs with the Internet and other wide area networks, or WANs.

  According to the Dell'Oro Group, an independent research firm, the market for Layer 3 switches totaled $1.7 billion in 1999 and is projected to grow to $4.7 billion in 2003. One of the principal reasons the Layer 3 switching market is expected to grow so substantially is that enterprise LANs are increasing in size to accommodate more users. At the same time, the number of users on each subnet is decreasing to ensure adequate network performance. As the number of users, network connections and subnets grows, enterprises must deploy more switches or routers to link the subnets together or to a high-speed corporate backbone. Because Layer 3 switches offer significant price and performance advantages over software-based routers, they are becoming a significant element of the enterprise LAN. Enterprises are demanding Layer 3 switches capable of operating at Gigabit Ethernet transmission rates that can be part of their growing and complex networks.

  Despite the strong price and performance characteristics of Layer 3 switches compared to software-based multi-protocol routers, many Layer 3 switch solutions still have limitations. For example, many Layer 3 Gigabit Ethernet switches available today block traffic and are not able to operate at the maximum line rate, or wire speed, in high traffic volume scenarios. Further, most Layer 3 switches block traffic when additional switches are connected together, or stacked, to increase port density. Thus, as the size of the LAN increases, LAN operators must add new Layer 3 switches that increase the complexity and cost of the LAN. At the same time, network operators are seeking ways to manage the multiple types of data traffic on their expanding LAN infrastructures, but many Layer 3 switches have only limited policy management and QoS capabilities.

The NPI Solution

  We design and sell highly scalable, cost-effective Gigabit Ethernet Layer 3 switching solutions designed for the enterprise LAN. All of our Gigabit Ethernet switching products are based on our proprietary NuWaveArchitecture and offer wire-speed, non-blocking performance and Layer 4 policy management. As a result of our advanced product architecture, we are able to deliver the following benefits to our customers and end-users:

  . High performance at low cost. We believe our products deliver exceptional price/performance advantages regardless of scale or configuration. Our Layer 3 switches operate at Gigabit Ethernet speeds without blocking network traffic. Further, our proprietary
     NuWaveArchitecture enables us to offer our products at a lower cost than current competing Layer 3 switching solutions.

  . Scalability. We believe that we offer the only wire-speed, non-blocking Layer 3 stacked switch solution, thereby enabling enterprises to expand their LANs without creating bottlenecks or impacting network performance. We designed our products to enable true stacking, where additional modular units can connect to existing units via internal high bandwidth channels that do not block traffic or reduce switch resources. Using our products, we believe enterprises can increase the number of Layer 3 switches in their LANs at lower cost and with less performance degradation and network complexity than current competing switching solutions.

  . Flexibility. We have designed our NuWaveArchitecture to be the basis of a broad product family. Our proprietary ASIC technology enables us to rapidly create new product configurations without redesigning the ASICs. As a result, we believe we can enable our original equipment manufacturer, or OEM, customers to bring new products to market more quickly than would be possible using competitive product offerings or internally developed technology. We believe that this enables us to effectively pursue additional opportunities to design and produce products for OEMs. We have also designed our architecture to allow for implementation of Layer 4-7 functionality and directory-enabled policy management features.

  . Manageability. All of our products are designed to operate with widely deployed network equipment and protocols to facilitate integration with growing and changing enterprise LAN infrastructures. In addition, our products' true stacking capabilities simplify network management because our management software views the stacked modules as a single unit. NuSightGEMS, our suite of software management applications, is designed to support network management functions, and we are enhancing it to offer policy management capabilities. As a result of these features, we believe our products can reduce the complexities of network management and the overall cost of ownership.

Strategy

  Our objective is to be the leading OEM supplier of Layer 3-7 Gigabit Ethernet switching solutions. The key elements of our strategy are highlighted below.

  . Focus on OEM customers. We believe that a significant number of network equipment vendors desire to rapidly enter the Layer 3 switching market and that our product architecture can help them achieve this goal. We have designed our NuWaveArchitecture to satisfy OEM requirements and are focusing our sales and marketing resources primarily on obtaining OEM customers. We offer OEM customers high performance, modular and cost-effective products that are designed to enable them to compete effectively in the Layer 3 switching market.

  . Leverage Gigabit Ethernet Layer 3 switching technology leadership. Our technological leadership is based on our NuWaveArchitecture and our proprietary ASICs. We intend to continue to invest our engineering resources in ASIC and product architecture development to increase the performance and functionality of our products. We also intend to actively participate in standards setting organizations to ensure that we design our products and product enhancements to leverage the capabilities of evolving standards and to achieve widespread market adoption.

  . Expand product offering and functional capability. We intend to introduce new products and product enhancements based on our NuWaveArchitecture to address the evolving needs of enterprises and Internet service providers. We plan to leverage the flexibility of the NuWaveArchitecture to offer Layer 3 switches with higher port densities in a variety of configurations, including stackable configurations that support wire-speed, non-blocking operations across the entire stack. We also plan to increase the port densities of certain configurations as well as the types of form factors supported by augmenting our stackable configurations with chassis-based designs. We are currently developing new Layer 4-7 capabilities designed to meet evolving market requirements such as load balancing, improved web hosting support, caching support, more robust security, application awareness, class of service support and enhanced quality of service support.

  . Leverage ASIC core competencies to reduce product cost. We intend to continue to refine our ASICs and product architecture to reduce the component and manufacturing costs of our products. We believe that our technology will continue to give us a competitive advantage as the prices of Layer 3 switches decline.

  . Provide high quality customer service and support. We intend to leverage and expand our existing customer service and support organization to enhance our relationships with our customers. For OEM customers, we plan to extend our network directly to our customers to improve information flow and strengthen the relationship with our customers. In addition to offering a one-year warranty on all of our Layer 3 switches, we offer several support contracts of varying lengths at additional cost.

Technology and Products

  All of our Gigabit Ethernet switches are based on our flexible NuWaveArchitecture, which combines advanced design and proprietary ASICs to deliver standards-based switches that are intended to work seamlessly with any existing LAN. Our NuWaveArchitecture offers the industry's only wire-speed, non-blocking performance capability on all ports in a stackable configuration and facilitates the creation of multiple configurations of Fast Ethernet and Gigabit Ethernet switches. This architecture offers a 64 Gigabit per second, or Gbps, crosspoint switch fabric that enables standard configurations of up to 96 Fast Ethernet ports or 16 Gigabit Ethernet ports or a combination of Fast Ethernet and Gigabit Ethernet ports. All ports operate at Layer 2 and Layer 3 and provide Layer 4 functionality. In addition, the NuWaveArchitecture eliminates blocking with multiple input buffers, separate queues for unicast and multicast traffic and other special queuing and buffering techniques. Further, our architectural approach gives us the capability to increase functionality and reduce cost in future generations of NuWaveArchitecture.

--------------------------------------------------------------------------------

                                                                          Per
                                                               Per Port   Port
                                                                 Price   Price
                  Current                                        (Fast    (All
  Product Name    Status              Configuration            Ethernet) Ports)

                         STANDALONE SWITCHING SOLUTIONS
  Keystone24g   Shipping    24 Fast Ethernet ports and           $196     $254
                            option slots for 2 Gigabit ports

                         STACKABLE SWITCHING SOLUTIONS
  Keystone24mg  Scheduled   24 Fast Ethernet ports and           $258     $315
                to ship     option slots for 2 Gigabit ports
                1st
                quarter
                2000
-------------------------------------------------------------------------------
  Capstone24t   Scheduled   Stacking slave with 24 Fast          $178     n/a
                to ship     Ethernet ports for 24mg
                1st
                quarter
                2000
-------------------------------------------------------------------------------
  Capstone8f    Scheduled   Stacking slave with 8 Fast           $524     n/a
                to ship     Ethernet fiber ports for 24mg
                1st
                quarter
                2000

                          BACKBONE SWITCHING SOLUTIONS
  Cornerstone6g Scheduled   12 Gigabit ports (SX/LX and          $112     $542
                to ship     Copper)
                1st
                quarter
                2000

 Standalone LAN Switching Solutions

  Keystone24g. We began commercial shipments of the Keystone24g in December 1999. It is the first commercially available Gigabit Ethernet switch based on our NuWaveArchitecture. It is a fully managed standalone Layer 3 switch with 24 fixed Fast Ethernet ports and two optional Gigabit up-links. The Keystone24g features advanced, traffic-enhancing capabilities such as wire-speed IP routing and support for QoS traffic classes, IP Multicast and protocol-based virtual LANs.

 Stacking LAN Switching Solutions

  Keystone24mg Stack Master. We expect to commence commercial shipments of the Keystone24mg Stack Master in the first quarter of 2000. It is a highly scalable, fully managed Layer 3 switch that supports high capacity Gigabit Ethernet and Fast Ethernet interfaces. The Keystone24mg incorporates a powerful, non-blocking 64-Gbps switching fabric. The Keystone24mg Stack Master has 24 fixed Fast Ethernet ports and in a stacked environment can provide up to 96 Fast Ethernet ports without blocking. Enterprises can combine the Keystone24mg with up to three Capstone24t and/or Capstone8f Stack Slaves to provide a highly scalable, cost-effective Layer 3 stacked switching solution. The Keystone24mg Stack Master communicates with and manages all Capstone Stack Switch ports over the stacking interface as if they were built directly into the Keystone24mg chassis. The use of dedicated, separate channels for user data and management and control information is designed to ensure wire-speed performance even under sustained periods of high traffic volume while maintaining network integrity.

  Capstone24t Stack Slave. We expect to commence commercial shipments of our Capstone24t Stack Slave in the first quarter of 2000. The Capstone24t connects to the Keystone24mg over an advanced stacking interface based on our proprietary ASICs. The interface connects the Capstone24t directly to the Keystone24mg's 64-Gbps switching fabric. The Capstone24t sends data over a dedicated 6-Gbps channel and sends management and control information over a separate 2-Gbps link. The Capstone24t has 24 fixed, full-duplex, auto-negotiating Fast Ethernet ports. One Capstone24t and one Keystone24mg create a 48-port stack, while a combination of one Keystone24mg and three Capstone24t switches creates a 96-port stack. The addition of two optional Gigabit up-links on the Keystone24mg can expand the stack functionality and extend the price/performance advantages.

  Capstone8f Stack Slave. We expect to commence commercial shipments of the Capstone8f Stack Slave in the first quarter of 2000. The Capstone8f is similar in features and functions to the Capstone24t except that it is designed to communicate over a fiber connection rather than a copper connection used in the Capstone24t. Each Capstone8f offers 8 fixed Fast Ethernet ports. A combination of one Keystone24mg and three Capstone8f switches builds a 48-port stack.

Backbone Switching Solutions

  Cornerstone6g Switch. We expect to commence commercial shipments of the Cornerstone6g in the first quarter of 2000. The Cornerstone6g provides up to 12 Gigabit ports and 16 Fast Ethernet ports. The Cornerstone6g is a fully managed standalone switch that supports high capacity Gigabit Ethernet and Fast Ethernet port configurations. The base unit has six fixed Gigabit Ethernet ports. Customers can also choose an additional six Gigabit Ethernet ports and a 16 port Fast Ethernet option. Gigabit Ethernet ports on the Cornerstone6g are available in short-haul fiber (SX) and long-haul fiber (LX), and we are developing a configuration that utilizes copper. We believe this combination of port options makes our Cornerstone6g suitable for a range of high performance applications, including data centers, network backbones and power workgroups.

 Management Software

  NuSightGEMS is our Gigabit Ethernet management software that we bundle and ship with our NuWaveArchitecture products. The initial version shipped with our Keystone24g in December 1999, and we intend to offer enhanced versions for each of our NuWaveArchitecture products as they are produced. NuSightGEMS provides advanced and easy to use management capabilities that simplify user configuration of our products as well as diagnostic and management tools. This software allows users to define policies to prioritize traffic flowing through the switch according to user name, user group, time of day and location. NuSightGEMS is based on widely accepted industry standards and interoperates with a variety of management software applications. Further, we are enhancing NuSightGEMS to interact with Novell's Network Directory Services to provide customers with Directory Enabled Network functions that can establish network behavior based on user-defined procedures. We expect that future releases of NuSightGEMS will take advantage of the various QoS functions incorporated into our NuWaveArchitecture to give customers greater management control and flexibility over our products and their LANs.

Customers, Sales and Marketing

  Customers and Markets. Our NuWaveArchitecture enables us to design products for the enterprise and service provider markets, including Internet service providers, competitive local exchange carriers and incumbent local exchange carriers. Our Keystone24g is targeted at the growing small- to medium-sized enterprise market. The Keystone24g can be used on desktops, wiring closets and in the corporate backbone network. Our stackable switching solution, the Keystone24mg, is aimed at the enterprise market as well as at the rapidly growing service provider market. When combined with the Capstone24t and the Capstone8f, we believe the Keystone24mg will offer the only true stacked Layer 3 switching solution designed to meet the growth objectives of enterprises and service providers without sacrificing network performance. The Cornerstone6g is designed to meet the increased speed, performance and bandwidth demands of the medium to large enterprise LAN and of the growing service provider markets. These switches are designed for use in wiring closets and in backbone environments.

  We focus our sales and marketing efforts on OEMs, value added resellers, or VARs, system integrators and distributors. As of December 31, 1999, our worldwide sales and marketing organization included 34 full-time technically trained marketing, sales and support personnel located in the United States, the Netherlands and Taiwan. We have domestic sales offices located in Fremont and Los Angeles, California, and Boston, Massachusetts.

  OEMs. We anticipate that the majority of our sales in future periods will be to OEM customers. OEMs frequently require that suppliers modify their product configuration to meet specific parameters such as port density or management functionality. Our NuWaveArchitecture is designed to allow OEMs to quickly create or expand their product lines for the rapidly growing enterprise market at lower costs and with greater functionality than possible with other switch architectures. We intend to leverage the flexibility of the NuWaveArchitecture to integrate our products into OEMs' product lines. OEMs can exercise significant influence in the development of our target market because they utilize our products to deliver to end users complete, factory-configured solutions that are installed and field-serviced by the OEM's technical support organizations. We intend to partner with leading OEMs to introduce new products and develop new markets. OEMs will provide critical input as we develop the next generation of products. Our sales personnel, in addition to traditional marketing and sales functions, are responsible for initiating and developing relationships with OEM leaders in the computer networking industry. While we do not generally obtain long-term purchase commitments from OEM customers, we enter into contracts with OEM customers to establish the terms and conditions of sales made pursuant to orders from OEMs. Further, the OEM customers typically provide us with a rolling forecast up to three months in advance of shipment.

  VARs, System Integrators and Distributors. We also expect to derive future revenue from sales to VARs, system integrators and distributors. We have existing relationships with a large number of these distribution channel customers due to our experience with our legacy products. We intend to leverage this base of resellers to seek new opportunities in the deployment of the NuWave product line. Our technically trained staff is responsible for initiating and developing relationships with these customers by providing insight into the evolution of the network environment and facilitating the development and deployment of optimal network solutions, domestically and internationally.

Customer Service and Support and Quality Assurance

  Our customer service and support organization maintains and supports products sold by our sales force to end users, and provides technical support to our VARs and OEMs. Generally, our VARs and OEMs provide installation, maintenance and support services to their customers, and we assist them in providing such support. Questions and problems from end users, VARs and OEMs can be handled via telephone, e-mail and facsimile. Our website is continually updated to enable our customers to download the latest technical information and tips, along with firmware, software and product manuals. This same group also conducts new product Beta testing to ensure that our new products will meet customer requirements when those products reach the marketplace.

  Our quality assurance organization is tied to our customer service and support organization in order to maintain its focus on satisfaction of customer requirements and expectations. This group conducts network testing, OEM and third party testing, problem reproduction and resolution and validation of manufacturing tools in order to ensure compliance with industry standards, product performance and interoperability with our customer's existing equipment.

Manufacturing

  Our manufacturing operations consist of procurement of components and the assembly, testing and quality assurance of finished goods for shipment to customers. We purchase the components of our products, including our proprietary ASICs, circuit boards, integrated circuits and power supplies, from third parties. NEC is the sole manufacturer of our ASICs. We monitor the quality of the purchased components through quality assurance procedures at our manufacturing facility in Taiwan and in our headquarters in Fremont, California. We currently conduct final test and assembly of our products at our manufacturing facility in Taiwan which is staffed by 52 full-time personnel experienced in advanced manufacturing, test engineering and quality assurance. Our manufacturing operation is ISO 9002 certified.

  In January 2000, we entered into an agreement with Solectron Corporation, a major contract manufacturer with global capabilities, located in Milpitas, California, to provide additional manufacturing capacity. This arrangement will enable us to manufacture our products near our customers and accommodate significant increases in production volume, if necessary. Under this contract, Solectron will purchase the components for our products and assemble them to our specifications. We believe this will enable us to leverage Solectron's established relationships with suppliers to procure materials at reduced costs and mitigate potential supply constraints. We intend to utilize Solectron's resources and expertise to assist us in manufacturing engineering, repair and product testing and burn-in. We intend to continue to perform all component and supplier qualification, quality assurance and document control at our facilities.

  We select suppliers on the basis of technology, manufacturing capacity, quality and cost. Whenever possible and practicable, we strive to have at least two manufacturing locations for each component. Nevertheless, our reliance on third party suppliers and manufacturers involves risks, including possible limitations on availability of products due to market abnormalities or lack of control over delivery schedules, manufacturing yields and total production costs. The inability of our suppliers to deliver products of acceptable quality and in a timely manner or our inability to procure adequate supplies of our products could have a material adverse effect on our business, financial condition or operating results.

Competition

  The markets in which we compete are intensely competitive and are characterized by frequent new product introductions, changing customer preferences and evolving technology and industry standards. Our competitors continue to introduce products with improved price/performance characteristics, and we will have to do the same to remain competitive. Increased competition is likely to result in significant price reductions and may result in lower than expected revenues or profit margins, any of which could harm our business, financial condition or operating results.

  Many of our current and potential competitors have significantly broader product offerings, greater financial, technical, marketing and other resources, and larger installed base of customers than we do. The Layer 3 switching market is in the early stage of development with competition in this market coming from relatively new market entrants such as Extreme Networks and Foundry Networks, as well as from more established companies such as Nortel Networks, Cisco Systems and 3Com. We believe that this market will consolidate over time and that this consolidation could adversely affect our ability to compete effectively. A number of companies developing technologies similar to ours have been acquired by our larger competitors. These acquisitions are likely to permit our competitors to devote significantly greater resources to the development and marketing of new competitive products and the marketing of existing products to their installed bases. We expect that competition will increase as a result of these and other industry consolidations and alliances.

  Some of our current and potential OEM customers could develop products internally that would replace our products. The resulting lost sales of our products to any such OEMs, in addition to the increased competition presented by these OEMs, could harm our business, financial condition and operating results.

  We believe that the principal competitive factors in the LAN equipment market include the completeness of product offerings, product quality, price and performance, adherence to industry standards, the degree of interoperability with other networking equipment and time to market for new products. We believe that we compete favorably with respect to each of these factors. In particular, we believe that our true stacking Layer 3 switching solutions compete favorably with respect to price when compared to other Layer 3 switches available today.

Employees

  As of December 31, 1999, we employed 145 persons, including 29 in research and development, 34 in sales, marketing and technical support, 61 in manufacturing and support and 21 in finance and administration. Of these employees, 71 were in international locations. None of our employees is represented by a labor union. We consider our relations with our employees to be good. Competition for employees in our industry and geographical areas is intense, and there can be no assurance that we will be successful in attracting and retaining such personnel.

Facilities

  Our principal executive offices are located in Fremont, California, and consist of 22,500 square feet under a lease that will expire in October 2004. Additionally, we have research and development facilities in Long Island, New York and manufacturing facilities in Taiwan. The property on which our Taiwan facility is located is currently in receivership. If, as a result of this receivership, we are unable to maintain our lease of this property, we may need to relocate our facility, which could result in delays in the manufacturing of our products. There is no guarantee that we will be able to find a suitable replacement facility on equal terms or of sufficient quality. We have international sales offices in the Netherlands and Taiwan, as well as satellite offices in Los Angeles, California and Boston, Massachusetts. We expect that these existing facilities will be generally adequate to meet our immediate and foreseeable needs.

Legal Proceedings

  From time to time, we may be involved in litigation relating to claims arising out of our operations. As of the date of this prospectus, we are not a party to any legal proceedings that are expected, individually or in the aggregate, to have a material adverse effect on our business, financial condition or results of operations.

                                   MANAGEMENT

  The names of our directors and executive officers and their ages as of December 31, 1999 are as follows:

                 Name                 Age              Position
 ------------------------------------ --- ----------------------------------
 William F. Rosenberger.............. 50  President, Chief Executive Officer
                                          and Director
 Robert J. Zecha..................... 42  Vice President, Research and
                                          Development
 James T. Sullivan................... 47  Vice President, Sales
 Wilson Cheung....................... 36  Vice President, Finance and Chief
                                          Financial Officer
 Joseph R. Botta..................... 59  Vice President, Operations
 Jerry D. McDowell................... 54  Vice President, Marketing
 Glenn E. Penisten................... 68  Chairman of the Board of Directors
 Steve Bell.......................... 45  Director
 Michael S. Gardner.................. 55  Director
 Charles J. Hart..................... 61  Director

  William Rosenberger has served as the President, Chief Executive Officer and a director of NPI since July 1998. From January 1996 to June 1998, Mr. Rosenberger was President and Chief Executive Officer of NetAccess, Inc., a wide area networking equipment manufacturer. From October 1995 to December 1995, Mr. Rosenberger was Vice President of Sales and Business Development for NetVision Corporation, an Ethernet switching company. From March 1993 to June 1995, Mr. Rosenberger was General Manager of ACSYS, Inc., a networking equipment manufacturer. Prior to March 1993, Mr. Rosenberger was President and Chief Executive Officer of Netronix, Inc., a networking hardware designer and manufacturer.

  Robert Zecha has served as Vice President of Research and Development of NPI since April 1997. From January 1997 to April 1997, Mr. Zecha served as President and Chief Technology Officer of NetVision Corporation, an Ethernet switching company. From November 1993 to January 1997, Mr. Zecha was a Vice President and Chief Technology Officer of NetVision Corporation. Mr. Zecha was a director of NetVision Corporation from November 1993 through April 1997. Prior to November 1993, Mr. Zecha held engineering management positions at Standard Microsystems Corporation, a networking company.

  James Sullivan has served as Vice President of Sales since joining NPI in October 1997. From July 1985 to July 1997 he held several sales management positions with Novell, Inc., including Vice President of Worldwide OEM Sales and Senior Director of North American Channel Sales.

  Wilson Cheung has served as Vice President of Finance and Chief Financial Officer of NPI since October 1998. Preceding the appointment to this office, Mr. Cheung held various management positions since joining NPI in July 1995. From July 1994 to June 1995, Mr. Cheung was a financial analyst at Sybase Inc., a software company. From 1992 through June 1994, Mr. Cheung held various senior financial analyst positions at Raychem Corporation, a materials component company. From 1988 to 1991 Mr. Cheung was a senior auditor at Coopers & Lybrand.

  Joseph Botta has served as Vice President of Operations of NPI since June 1999. Previously, Mr. Botta was the Principal Owner of Silver Creek Investments. From March 1997 through November 1997, he was the Vice President of Operations at ACT Networks, Inc., a wide area network products manufacturer. From 1988 to 1997, he held various management positions at Whittaker Corporation, (formerly Hughes LAN Systems) a network company, most recently serving as Executive Vice President.

  Jerry McDowell has served as Vice President of Marketing of NPI since November 1998. From June 1996 to November 1998 he was President and Executive Director of Research of The Robert Frances Group, a syndicated market research firm that he co-founded. From March 1994 to November 1996, Mr. McDowell was Senior Director of Marketing and Business Development at Objective Systems Integrators, a software company.

Mr. McDowell has also served in executive and management positions at Dataquest, the Meta Group, Wang Laboratories, Paradyne and others.

  Glenn Penisten has served as the Chairman of the Board of Directors of NPI since June 1996. From 1985 to present, he has been a partner of Alpha Partners, a venture capital firm. He has served as Chief Executive Officer for several leading technology companies including; Superconductor Technologies, Inc., from May 1987 to June 1988; American Microsystems, Inc., from July 1976 to December 1984, and Data Transmission Co., from February 1972 to April 1976. Mr. Penisten has also held director level positions at Dataproducts Corporation, Sanders Associates and Gould, Inc. He served as a corporate officer at Texas Instruments, Inc., and chairman of the American Electronics Association. Mr. Penisten currently serves as director for Ikos Systems, Bell Microproducts, Pinnacle Systems, and Superconductor Technologies, Inc.

  Steve Bell has served as a director of NPI since July 1998. From March 1998 to the present, Mr. Bell has served as President and Chief Executive Officer of SVNL of Agilent (formerly Silicon Valley Networking Laboratory, Inc.), a provider of networking testing services. From November 1999 to the present, he has served as General Manager of Agilent Technologies West Coast, a networking lab business. From September 1993 to present, Mr. Bell has been founder and President of Bell Consulting, Inc., a networking industry consultancy. Mr. Bell has also held marketing and engineering management positions at AT&T Bell Labs, Western Digital, National Semiconductor and Hughes LAN Systems.

  Michael Gardner has served as a director of NPI since May 1998. From July 1999 to the present, Mr. Gardner has been Senior Vice President, Operations of Blue Pumpkin Software, a software company. From February 1998 to April 1999, Mr. Gardner served as Senior Vice President for Sybase, Inc., an information management software company. From November 1996 to February 1998, Mr. Gardner was Chief Operating Officer for ACT Networks, a wide-area network access products manufacturer. From May 1995 to November 1996, Mr. Gardner was President of Whittaker Communications (formerly Hughes LAN Systems), a networking company. From April 1993 to April 1995, Mr. Gardner was Senior Vice President of Worldwide Sales for UB Networks, a supplier of networking systems.

  Charles Hart has served as a director of NPI since November 1996. From February 1999 to present, he has been the Chief Executive Officer of SANetworks, Inc., a manufacturer of networking interface cards and switches. Previously in 1998, he served as the Chief Executive Officer and a director of Micronics Computers Inc., a supplier of advanced system boards for high-performance personal computers. From April 1997 through February 1998, he served as the Executive Vice President, Business Development, for NPI. From August 1995 to May 1997, he was a founding board member of InsWeb Corporation, an internet technology company providing a vertically integrated marketplace for the insurance industry on the World Wide Web. From July 1992 through July 1995, he was President and Chief Executive Officer of Semaphore Communications Corporation. Previously, he held positions of President and Chief Executive Officer with Phaser Systems, Etak, Inc. and Nestar Systems, Inc.

                             PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information with respect to beneficial ownership of our common stock as of December 31, 1999 and as adjusted to reflect the sale of the common stock offered by this prospectus, by the following:

  . each of our directors and executive officers;
  . all of our directors and executive officers as a group; and . each person or entity who is known by us to beneficially own more than 5%
    of our common stock.

                             Number of Shares          Percentage of Ownership
 Directors and Executive    Beneficially Owned  --------------------------------------
         Officers          Prior to Offering(1) Prior to Offering(1) After Offering(1)
 ------------------------  -------------------- -------------------- -----------------
 Seneca Ventures (2).....       1,016,000               8.0%                6.7%
  68 Wheatley Road
  Brookville, New York
   11545
 Glenn Penisten(3).......         466,925               3.5                 3.0
 William F.
  Rosenberger(4).........         211,333               1.6                 1.4
 Robert Zecha(5).........          78,332                 *                   *
 Steve Bell(5)...........          21,916                 *                   *
 James Sullivan(5).......          69,165                 *                   *
 Charles Hart(5).........          18,540                 *                   *
 Wilson Cheung(5)........          28,069                 *                   *
 Michael Gardner(5)......          14,249                 *                   *
 Joseph Botta............              --                 *                   *
 Jerry McDowell(5).......          42,800                 *                   *
 All directors and
  executive officers as a
  group (10 persons)(6)..         951,329               7.0%                5.9%

--------
 *Represents less than 1%
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable, or will become exercisable within 60 days after December 31, 1999, are deemed outstanding. Such shares, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated in the footnotes to this table, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.
(2) Based on information contained in the Schedule 13G filed on October 8, 1999 by the above entity and other members of a group of which that entity is a part, including Woodland Venture Fund, Woodland Partners, Barry Rubenstein, Marilyn Rubenstein and Woodland Services Corp.
(3) Includes 446,667 shares issuable upon the exercise of outstanding stock options, which were exercisable at December 31, 1999 or within 60 days thereafter.
(4) Includes 208,333 shares issuable upon the exercise of outstanding stock options, which were exercisable at December 31, 1999 or within 60 days thereafter.
(5) Represents the number of shares issuable upon the exercise of outstanding stock options, which were exercisable at December 31, 1999 or within 60 days thereafter.
(6) Includes 928,071 shares issuable upon exercise of outstanding stock options, which were exercisable at December 31, 1999 or within 60 days thereafter.

                                  UNDERWRITING

  Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, the underwriters named below, for whom Lehman Brothers Inc., Bear, Stearns & Co. Inc. and Prudential Securities Incorporated are acting as representatives, have each agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

                                                                       Number of
      Underwriters                                                      Shares
      ------------                                                     ---------
      Lehman Brothers Inc. ...........................................
      Bear, Stearns & Co. Inc. .......................................
      Prudential Securities Incorporated..............................
                                                                       ---------
        Total......................................................... 2,500,000
                                                                       =========

  The underwriting agreement provides that the underwriters' obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement. It also provides that, if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, then all of the shares of common stock that the underwriters have agreed to purchase under the underwriting agreement must be purchased. The conditions contained in the underwriting agreement include the requirement that:

  . the representations and warranties made by us to the underwriters are true,

  .  there is no material change in the financial markets; and

  .  we deliver to the underwriters customary closing documents.

  The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus. The representatives have also advised us that the underwriters propose to offer the shares of common stock to dealers, who may include the underwriters, at the public offering price less a
selling concession not in excess of $ .   per share. The underwriters may
allow, and the dealers may reallow, a concession not in excess of $ .   per
share to brokers and dealers. After completion of the offering, the underwriters may change the offering price and other selling terms.

  We have granted to the underwriters an option to purchase up to 375,000 additional shares of common stock, exercisable to cover over-allotments, if any, at the public offering price less the underwriting discounts shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. If this option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to the underwriter's initial commitment as indicated in the table above and we will be obligated, under the over-allotment option, to sell the shares of common stock to the underwriters.

  The following table shows the per share and total underwriting discount to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

     Paid by Network Peripherals Inc.                  No Exercise Full Exercise
     --------------------------------                  ----------- -------------
     Per share........................................    $            $
     Total............................................

  We estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $400,000.

  We have agreed that, without the prior written consent of Lehman Brothers Inc., we will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for any shares of common stock for a period of 90 days from the date of this prospectus. All of our executive officers and directors have also agreed under lock-up agreements that, without the prior written consent of Lehman Brothers Inc., they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for any shares of common stock for the period ending 90 days after the date of this prospectus.

  Our common stock is quoted on the Nasdaq National Market under the symbol "NPIX."

  We have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

  Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase shares of common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of the common stock. These transactions may consist of bids or purchases for the purposes of pegging, fixing or maintaining the price of the common stock.

  The underwriters may create a short position in the common stock in connection with the offering, which means that they may sell more shares than are set forth on the cover page of this prospectus. If the underwriters create a short position, then the representatives may reduce that short position by purchasing common stock in the open market. The representatives also may elect to reduce any short position by exercising all or part of the over-allotment option.

  The representatives also may impose a penalty bid on underwriters and selling group members. This means that, if the representatives purchase shares of common stock in the open market to reduce the underwriters' short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members that sold those shares as part of the offering.

  In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of these purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the securities by purchasers in an offering.

  Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

  Fidelity Capital Markets, a division of National Financial Services Corporation, is acting as an underwriter in this offering, and will be facilitating electronic distribution of information through the Internet, intranet and other proprietary electronic technology.

  Any offers in Canada will be made only under an exemption from the requirements to file a prospectus in the relevant province of Canada in which the sale is made.

  Purchasers of the shares of common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

  As permitted by Rule 103 of Regulation M promulgated by the Securities and Exchange Commission under the Exchange Act, the underwriters, if any, that are market makers, referred to as passive market makers, in the common stock, may make bids for or purchases of the common stock on the Nasdaq National Market until the time, if any, when a stabilizing bid for the securities has been made. Rule 103 generally provides that:

  . a passive market maker's net daily purchases of the common stock may not exceed 30% of its average daily trading volume in the securities for the two full consecutive calendar months (or any 60 consecutive days ending within the 10 days) immediately preceding the filing date of the registration statement of which this prospectus forms a part;

  . a passive market maker may not effect transactions or display bids for the common stock at a price that exceeds the highest independent bid for the common stock by persons who are not passive market makers; and

  .  bids made by passive market makers must be identified as such.

  Prudential Securities Incorporated facilitates the marketing of new issues online through its Prudential Securities.com division. Clients of Prudential AdvisorSM a full service brokerage firm program, may view offering terms and a prospectus and place orders through their financial advisors.

                                 LEGAL MATTERS

  The validity of the common stock offered hereby will be passed upon for us by Gray Cary Ware & Freidenrich LLP, San Diego, California. Pillsbury Madison & Sutro LLP, San Francisco, California, is acting as counsel for the underwriters in connection with selected legal matters relating to the shares of common stock offered by this prospectus.

                                    EXPERTS

  The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Network Peripherals Inc. for the year ended December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION
                           ABOUT NETWORK PERIPHERALS

  We have filed with the SEC a registration statement on Form S-3, including the exhibits and schedules thereto, under the Securities Act with respect to the shares to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information about us and the shares to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to, are not necessarily complete, and in each instance please refer to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference.

  You may read and copy all or any portion of the registration statement or any reports, statements or other information we file with the SEC at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.C., Washington, D.C. 20549 and at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement will also be available to you on the SEC's Web site. The address of this site is http://www.sec.gov.

                      DOCUMENTS INCORPORATED BY REFERENCE

  The Securities and Exchange Commission, or the SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the sale of all of the shares of common stock that are part of this offering. The documents we are incorporating by reference are as follows:

  . our Annual Report on Form 10-K for the year ended December 31, 1999; and . the description of our common stock contained in our registration statement on Form 8-A declared effective by the SEC on June 28, 1994, including any amendments or reports filed for the purpose of updating that description.

  Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superceded.

  You may request a copy of these filings at no cost by writing or telephoning our investor relations department at the following address and telephone number:

  Network Peripherals Inc.
  2059 Bayview Drive
  Fremont, California 94538
  (510) 897-5000

                                2,500,000 Shares


                                   [NPI Logo]



                                  Common Stock



                                 -------------

                                   PROSPECTUS
                                       , 2000

                                 -------------



                                Lehman Brothers

                            Bear, Stearns & Co. Inc.

                          Prudential Volpe Technology
                        a unit of Prudential Securities

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

  The following table sets forth the costs and expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates except the Securities and Exchange Commission registration fees, the NASD fee and Nasdaq Stock Market listing fee.

                                                                  To be Paid
                                                               by the Registrant
                                                               -----------------
   SEC Registration Fee.......................................     $ 35,911
   Nasdaq filing fee..........................................       17,500
   NASD filing fee............................................       14,103
   Accounting fees and expenses...............................      100,000
   Legal fees and expenses....................................      150,000
   Printing fees..............................................       75,000
   Miscellaneous expenses.....................................        7,486
                                                                   --------
       Total..................................................     $400,000
                                                                   ========

Item 15. Indemnification of Directors and Officers.

  Section 145 of the Delaware General Corporation Law (the "DGCL") permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's Certificate of Incorporation and Bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by the DGCL, including in circumstances in which indemnification is otherwise discretionary under such law. In addition, with the approval of the Board of Directors and the stockholders, the Registrant has entered into separate indemnification agreements with its directors, officers and certain employees which require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature) and to obtain directors' and officers' insurance, if available on reasonable terms.

  These indemnification provisions may be sufficiently broad to permit indemnification of the Registrant's officers, directors and other corporate agents for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933.

  At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Registrant in which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in a claim for indemnification by any director, officer, employee or other agent of the Registrant.

  The Registrant has obtained liability insurance for the benefit of its directors and officers.

Item 16. Exhibits.

  The following exhibits are filed with this Registration Statement:

 Exhibit
   No.                           Description of Exhibit
 -------                         ----------------------
   1.1*  Form of Underwriting Agreement
   5.1*  Opinion of Gray Cary Ware & Freidenrich LLP
  23.1   Consent of PricewaterhouseCoopers LLP, independent accountants
  23.2*  Consent of Gray Cary Ware & Freidenrich LLP (included in Exhibit 5.1)
  24.1   Power of Attorney (included in the Signature Page contained in Part II of the Registration Statement)

--------
* To be filed by amendment.

Item 17. Undertakings.

  A. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

  B. The undersigned registrant hereby undertakes that:

    (1) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of the registration statement as of the time it was declared effective.

    (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  C. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Fremont, State of California on January 27, 2000.

                                          NETWORK PERIPHERALS INC.

                                          By:
                                               /s/ William F. Rosenberger
                                             ----------------------------------
                                                 William F. Rosenberger
                                              President and Chief Executive
                                                         Officer

  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William F. Rosenberger and Wilson Cheung, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any subsequent registration statement filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, which relates to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-facts and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

             Signatures                            Title                     Date
             ----------                            -----                     ----

    /s/ William F. Rosenberger        President, Chief Executive       January 27, 2000
_____________________________________  Officer and Director (Principal
       William F. Rosenberger          Executive Officer)

        /s/ Glenn Penisten            Chairman of the Board            January 27, 2000
_____________________________________
           Glenn Penisten

         /s/ Wilson Cheung            Chief Financial Officer          January 27, 2000
_____________________________________  (Principal Financial and
            Wilson Cheung              Accounting Officer)

          /s/ Steve Bell              Director                         January 27, 2000
_____________________________________
             Steve Bell

        /s/ Michael Gardner           Director                         January 27, 2000
_____________________________________
           Michael Gardner

         /s/ Charles Hart             Director                         January 27, 2000
_____________________________________
            Charles Hart

                               INDEX TO EXHIBITS

 Exhibit
   No.                           Description of Exhibit
 -------                         ----------------------
   1.1*  Form of Underwriting Agreement
   5.1*  Opinion of Gray Cary Ware & Freidenrich LLP
  23.1   Consent of PricewaterhouseCoopers LLP, independent accountants
  23.2*  Consent of Gray Cary Ware & Freidenrich LLP (included in Exhibit 5.1)
  24.1   Power of Attorney (included in the Signature Page contained in Part II of the Registration Statement)

--------
*To be filed by amendment.